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                                                                      EXHIBIT 12

                            FLAGSTAR COMPANIES, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                 YEAR ENDED DECEMBER 31,
($ IN THOUSANDS)                                               1992         1993          1994          1995         1996
Loss from continuing operations before income
  taxes...................................................   $(45,469)   $(1,317,892)   $ (19,033)   $ (132,920)   $(101,852)
Add:
  Net interest expense excluding capitalized interest.....    232,058        203,709      220,985       221,645      245,787
  Amortization of debt expense............................      9,362          9,416        6,453         7,504        8,921
  Interest factor in rents................................     14,814         16,290       16,411        16,090       19,774
       Total earnings (losses)............................   $210,765    $(1,088,477)   $ 224,816    $  112,319    $ 172,630
Fixed charges:
  Net interest expense including capitalized
     interest.............................................   $232,348    $   203,987    $ 221,245    $  221,726    $ 245,787
  Amortization of debt expense............................      9,362          9,416        6,453         7,504        8,921
  Interest factor in rents................................     14,814         16,290       16,411        16,090       19,774
       Total fixed charges................................   $256,524    $   229,693    $ 244,109    $  245,320    $ 274,482
Ratio of earnings (losses) to fixed charges...............         --             --           --            --           --
Deficiency in the coverage of fixed charges by earnings
  (losses) before fixed charges...........................   $ 45,759    $ 1,318,170    $  19,293    $  133,001    $ 101,852

For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.